Letter to Shareholders
Dear Fellow Shareholders,

2022 was an eventful year. We continued strengthening our market position by delivering valuable, impactful products and services to customers around the world. We navigated 2022’s inflation and global supply chain issues, the strengthening of the Euro, and the end of the CWI joint venture; and as the year ended, our financial results fell short of our expectations. However, amid a difficult environment, we achieved several important milestones:

•Proved the efficiency of our hydrogen HPDI™ fuel system, based on our work with Scania
•Added significant new LPG business for both Euro 6 in the near-term and Euro 7 longer-term, with a leading OEM
•Globally introduced H2 HPDI™ to numerous global OEM customers, fleet operators, regulatory bodies, policy makers, and investors who were able to see the higher torque and power that H2 HPDI™ offers through our demonstrator trucks
•Educated regulatory bodies throughout North America and Europe on the advancements we have made with respect to CO2 abatement

2022 Performance
2022 was an operational success, even with the significant impact of foreign exchange translation, the Russia-Ukraine conflict, and inflation, which had a weighted impact on our 2022 results.

Our independent aftermarket business was impacted by the Russia-Ukraine conflict and rising CNG prices in markets like Argentina. However, the price advantage of alternative fuels in several of our key markets and the affordability of our products have driven growth in some of our existing markets and encouraged us to grow in markets like Peru, Bolivia, and Thailand. Both top-line and bottom-line enhancements continue to be a priority including entry into new markets and driving margin improvements in our independent aftermarket business.

Our hydrogen components business grew revenues by 50% in 2022, with future growth supported by a pipeline of approximately $100 million in OEM projects. Hydrogen will play a significant role in the future of transportation, and with our hydrogen components in addition to our H2 HPDI™ fuel system solution, we are well positioned to lead this transition.

We remain encouraged by the LPG price advantage seen in many markets. The new contract we secured to supply Euro 6 and Euro 7 LPG fuel system to a global OEM demonstrate the long-term potential of our LPG fuel system business. This potential is supported by customer demand and is expected to drive Westport’s European LPG market share to approximately 50%, strengthening the revenue profile through and beyond 2035.

In 2022, order volumes for our heavy-duty OEM business were lower than expected, due to the challenging LNG pricing environment and differential to diesel. Despite a challenging 2022, our lead LNG HPDI™ customer continues to gain market share in a growing European market. As commodity natural gas prices have returned to pre-2020 lows, the economic benefit of LNG versus diesel, and the growing availability of biogas are positive indications of volume growth with our lead customer.

2023 Outlook
The headwinds with respect to inflation and supply chain concerns we faced in 2022 linger into 2023. However, investments into hydrogen production and distribution are growing, natural gas prices have returned to more normalized levels, and biogas continues to be recognized as a “ready now” alternative delivering net-zero carbon transport. Our business and product offerings remain diverse and resilient and we will turn the profitability trend back in our favour as we capture market share where the price advantage of clean lower carbon and renewable fuels is favourable, and as emissions regulations strengthen and propel the transition to clean fuels. Some of the ways we are doing this in 2023 include:

•HPDI™ development projects for both LNG and hydrogen are underway with heavy-duty OEMs representing approximately 70% of the European market
•Increasing market share with HPDI™ while advancing commercialization efforts of H2 HPDI™
•Building on the introduction of our H2 HPDI™ technology with demonstrator trucks to OEMs, policymakers, and regulators
•Optimizing and leveraging our distinctive IAM and OEM distribution channels and positioning Westport to deliver growth and innovation

•Substantial growth to continue for our fuel storage, hydrogen components, and electronics businesses
•Significant volume growth in our delayed-OEM business, driven by demand for clean, low-cost alternative fuel vehicles
•We’re optimistic that the adoption trend for biomethane use for long-haul transportation will continue in 2023, spurring additional demand for HPDI™ which offers 30% less fuel consumption with more torque and better driveability when compared with products that don’t use HPDI™ fuel systems

We have a clear focus on prudent capital management including cost optimization and margin expansion throughout our entire business in addition to adding supply agreements. Step changes in 2023 will position us for long-term growth in 2024 and beyond.

In closing
Our strategic priorities continue to drive every business decision helping us build even more momentum as we continue to support the transition to clean energy.

Thank you to our shareholders and all our stakeholders. The developments made in 2022 have set us on the right path for 2023. As we continue to grow and prosper, we remain appreciative of your ongoing support.

Sincerely,
David M. Johnson CEO